Exhibit 1

RINKER

Manager Companies

Company Announcements Office

Australian Stock Exchange Limited

Level 4, Stock Exchange Centre

20 Bridge Street

Sydney NSW 2000

30 March 2005

Dear Sir,

Re: Potential acquisition of Elvin premixed concrete business in the Australian Capital

Territory (ACT) by Readymix Holdings (Rinker Group Limited)

Rinker Group Limited (“Rinker”) wishes to advise that a potential acquisition of the Elvin premixed concrete and sand business in the ACT region, by Rinker’s subsidiary Readymix Holdings, remains subject to due diligence and other conditions — including the outcome of an assessment by the Australian Competition and Consumer Commission (ACCC). A number of conditions remain outstanding.

The ACCC announced today that it is seeking further comments relating to the potential Elvin acquisition.

The acquisition, should it proceed, would represent a small bolt-on to Readymix’s existing operations in the ACT region. It is not considered material in the context of Rinker’s continuous disclosure reporting obligations.

Elvin is a small concrete business in the ACT, trading as Mitchell Mini-Mix Concrete and Tuggeranong Pre-Mix. It comprises two concrete plants, at Mitchell and Hume, together with a sand quarry and a concreters’ warehouse, which supplies concreting equipment.

Yours faithfully,

/s/ Peter Abraham
Peter Abraham
General Counsel and Company Secretary